
MERCANTIL
SERVICIOS FINANCIEROS


02002648

SEC FILE NUMBER 82-4648

Caracas, November 2, 2001

Filing Desk
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn.: Office of International Corporate Finance

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find attached copy of the following documents: a) a press release announcing the Company's results for the third quarter of 2001, which was issued on October 24, 2001, and filed with the Venezuelan Securities and Exchange Commission (Comisión Nacional de Valores) and the Caracas Stock Exchange on the same date, and 2) a press release, issued on October 18, 2001 and filed with the Comisión Nacional de Valores and the Caracas Stock Exchange on the same date, announcing that the Company's Board of Directors resolved to call its shareholders to attend a Shareholders Meeting to consider the proposal for an extraordinary cash dividend.

Please have the enclosed copy of this letter date stamped and return it by mail in the attached self-addresses envelope.

Sincerely

Guillermo Ponce
Secretary to the Board of Directors

dw 1/23



SEC FILE NUMBER 82-4648

MERCANTIL PROPOSES AN EXTRAORDINARY CASH DIVIDEND

The Board of Directors of Mercantil Servicios Financieros (MSF), a Venezuelan financial services holding company (Caracas Stock Exchange: MVZ, Level I ADR (OTC): MVSFY), decided to call its shareholders to attend an Extarordinaryl Shareholders Meeting on November 13, 2001, to discuss a proposal for an extraordinary cash dividend of Bs. 18.00 per Class A common share and Class B common share, payable on November 23, 2001 to the shareholders of record as of November 21, 2001. The Meeting will also take up a proposal to increase the regular dividend for the first quarter of 2002, to Bs. 7.00 per outstanding Class A and Class B common share, from the initially approved Bs. 5.00 per outstanding Class A and Class B common share. This dividend will be paid on the originally scheduled date. Both dividends will be paid upon the Paid-in Surplus at December 31, 2000. It was also announced that Mercantil's Board of Directors will submit a proposal to the Extraordinary Shareholders Meeting to increase Mercantil's authorized capital, in compliance with requirements of the Capital Market Act.

Furthermore, Mercantil's Board of Directors agreed at the aforementioned meeting to increase the company's subscribed and paid-up capital by up to Bs. 3,587,518,680, through an issue of up to 13,028,426 new Class A common shares and 10,888,365 new Class B common shares, to be distributed to the shareholders as a dividend at the rate of one new Class A or B share for each 15 outstanding Class A or B common shares held by the shareholders, at a later date to be announced once the new stock issue has been approved by the National Securities Commission; this stock dividend will be paid prior to December 31, 2001. Note that the shares to be so distributed will not be entitled to participate in the extraordinary cash dividend to be decided upon at the November 13 Extarordinary Shareholders Meeting.

With the payment of this stock dividend and the extraordinary cash dividend to be submitted to the shareholders' consideration, Mercantil will more than comply with the Capital Market Act's requirements for distribution of profits.

It was also announced that Mercantil's Board of Directors, acting on the basis of authorizations granted at the respective Shareholders Meetings and within the time limit prescribed by the Capital Market Act, resolved to redeem 8,042,632 Class A common shares and 6,735,347 Class B common shares, which are among the shares acquired in the first two phases of the company Repurchase Program under way since May 2000; these shares had been held as treasury shares pursuant to the Capital Market Act. Their redemption will reduce the company's capital by Bs.

Contact: Isabel Cristina Acosta
Phone: 58-212-5031335
e-mail: iacosta@bancomercantil.com



2,216,696,850.00 and that capital reduction will be recorded with the Mercantile Register.

Finally, it was stated that the Board of Directors of Mercantil's principal subsidiary, Banco Mercantil, declared an extraordinary cash dividend of Bs. 20.00 per share, to be paid on October 26 to the shareholders of record as of October 22, 2001.

Mercantil Servicios Financieros is the first and most complete provider of financial services in Venezuela, with a presence in 10 countries of the Americas and Europe. Among its principal subsidiaries are (in addition to Banco Mercantil): Merinvest, Venezuela's leading investment bank; Commercebank, N.A., a commercial bank in the United States which has achieved significant growth and operates ten offices in Miami and one in New York; Banco Mercantil Schweiz AG; and Seguros Mercantil, a company that offers property, life, and health insurance. Mercantil Servicios Financieros is prepared to move into the pension fund management business. MSF has more than 6,500 shareholders, including several international funds; one of these, Morgan Global Capital, owns a 9.24% equity stake.

Contact: Isabel Cristina Acosta
Phone: 58-212-5031335
e-mail: iacosta@bancomercantil.com



SEC FILE NUMBER 82-4648

FINANCIAL REPORT FOR THE THIRD QUARTER OF 2001

Mercantil Servicios Financieros (MSF) reports its financial results for the quarter ended September 30, 2001

Caracas Securities Exchange: MVZ - Level 1 ADR: MSVFY

Caracas, October 24, 2001 – Mercantil Servicios Financieros, C.A. (MSF) presents its financial results for the third quarter of 2001. MSF reported Bs. 11.015 billion (US$ 15 million) of net income for the quarter. The growth of net income stemmed from a higher Financial Margin, a 54.4% increase of Fees and Income from Services, and a 30.0% gain in Other Operating Income, Net. These figures reflect a higher volume of assets (up 15.3%), and in general, a growth of business and activities by the different subsidiaries of Mercantil Servicios Financieros.

Total assets came to Bs. 4 trillion 878.411 billion (US$ 6.575 billion), some Bs. 648.621 billion (15.3%) higher than in September 2000. Equity stood at Bs. 592.632 billion (US$ 799 million), reflecting a Bs. 28.838 billion (5.1%) growth vis-a-vis the third quarter of last year.

Summary of Financial Statements

	Quarters				
	09-30-01	09-30-01	09-30-00	increase (decrease)	
	US$ (1)	Bolivars		Bolivars	%
		(In million, except percentage and income per share)			
Net income	**15**	**11,015**	**2,601**	**8,414**	**323.5%**
Income per share (Bs./share)	**0.04**	**31**	**7**	**24**	**342.0%**
Total Assets	6,575	4,878,411	4,229,790	648,621	15.3%
Investment in Securities	1,420	1,053,747	821,441	232,306	28.3%
Loan Portfolio, Net	3,144	2,332,935	2,069,248	263,687	12.7%
Deposits	5,078	3,767,685	3,164,514	603,171	19.1%
Shareholder's Equity	799	592,632	563,794	28,838	5.1%
ROA (2)		**0.91%**	**0.27%**		
ROE (2)		**7.49%**	**1.84%**		

(1) Exchange rate: Bs./US$ 742

(2) Annualized



SUMMARY OF THE ACCOUNTING PRINCIPLES USED TO PREPARE THE FINANCIAL STATEMENTS

Consolidation

The financial statements of Mercantil Servicios Financieros, C.A. (MSF) are presented in conformity with the standards prescribed by the National Securities Commission of Venezuela (CNV). These standards require the financial statements to be shown in consolidated form; hence, they include (among others) the accounts of MSF subsidiaries Banco Mercantil, C.A. (Banco Universal) and its overseas branch and agencies; Commercebank, N.A (USA); Merinvest, C.A.; Banco Mercantil Venezolano, N.V. and its subsidiary Banco del Centro, S.A. (Panama); Banco Mercantil Schweiz AG and its subsidiary BMC Bank & Trust Limited (Grand Cayman, BWI); Mercantil Inversiones y Valores, C.A., and Seguros Mercantil, C.A.

CNV Accounting Standards

The CNV has ruled that MSF's financial statements must be presented in historic figures beginning with the fiscal period ended December 31, 1999. Accordingly, from January 2000 on, MSF discontinued the adjustment of its primary financial statements for inflation. As a result, the fixed assets (among other items) are shown at their inflation-adjusted valued up to December 31, 1999 and new additions are being recorded at acquisition cost; said adjusted cost does not exceed market value as determined by independent appraisers.

The 2000 financial statements have been reclassified for comparative purposes because: a) Seguros Mercantil, C.A. was consolidated commencing December 31, 2000; b) the Superintendency of Banks ruled that transactions with funds provided by Housing Mutual Fund must be shown in memorandum accounts beginning in 2001; and c) in the first half of 2001 MSF reversed an adjustment of Retained Earnings it had made the previous year, to be consistent with the alternative accounting treatment applied by its principal subsidiary, Banco Mercantil.

FINANCIAL PERFOMANCE OF THE PRINCIPAL SUBSIDIARIES



Mercantil Servicios Financieros, C.A.
Subsidiaries Contribution
(At September 30, 2001, in million of Bolivars, except number of employees)

	Banco Mercantil 99,69%	Commercebank 100%	Holding Mercantil Internacional 100%	Seguros Mercantil 100%	Merinvest 100%	Others 100%	TOTAL
Total assets	3,047	1,588	136	54	36	17	4,878
Investment in securities	329	620	39	31	31	4	1,054
Loan portfolio	1,498	770	64	-	-	-	2,332
Deposits	2,283 (*)	1,383	102	-	-	-	3,768
Shareholders'equity	431	83	25	16	17	20	592
Income (Quarters)	8	4	-	-	(1)	-	11
Number of employees	7,234	442	34	413	124	79	8,326

(*) Adicionally there are other deposits in Investments assigned through assets accounts and participatios of Bs. 329 MMM



ANALYSIS OF THE QUARTER

	SUMMARY OF RESULT			
	Quarter ended on		Increase (decrease)	
	09-30-01	09-30-00	Bolivars	%
	(In million of Bolivars, except percentages and income per share)			
Interest Income	143,630	114,144	29,486	25.8%
Interest Expense	37,325	33,334	3,991	12.0%
Financial Margin before Provisions	106,305	80,810	25,495	31.5%
Provision for Loan Losses	10,349	7,372	2,977	40.4%
Financial Margin after Provisions	95,956	73,438	22,518	30.7%
Fee and Income from Services	22,938	14,852	8,086	54.4%
Other Operating Income, Net	14,111	10,856	3,255	30.0%
Insurance Premiums, Net of Claims	217	(789)	1,006	127.5%
Operating Expenses	117,590	90,959	26,631	29.3%
Income before Taxes and Minority Interest in Consolidated Subsidiaries	15,632	7,398	8,234	111.3%
Taxes (Current and Deferred)	4,582	4,116	466	11.3%
Income before Minority Interest in Consolidated Subsidiaries	11,050	3,282	7,768	236.7%
Minority Interest	(35)	(681)	646	(94.9)%
Net Income	**11,015**	**2,601**	**8,414**	**323.5%**
Income per Share (Bs./share)	**31**	**7**	**24**	**342%**

FINANCIAL MARGIN

Gross Financial Margin grew by Bs. 25.495 billion (31.5%) over the figure for the third quarter of 2000, mainly because the volumes of financial assets and liabilities reached levels 19.7% and 26.2% higher, respectively, than in September 2000, and due to rising interest rates in the Venezuelan financial market. This expansion of volumes was concentrated in Banco Mercantil's operations, where it reflected the effects of that institution's December 2000 merger, though Commercebank also contributed substantial growth (see the financial statements of Banco Mercantil and Commercebank, in Annex II). The upturn of interest rates for operations in Venezuela largely reflected the policy followed by the monetary authorities in the first two months of the third quarter of 2001, when they used a broad range of instruments to restrict liquidity in order to relieve pressure on the foreign exchange market.

<u>Interest Income</u>
MSF's interest income was Bs. 29.486 billion (25.8%) higher in the third quarter of 2001 than it had been in the comparable period of 2000; Bs. 22.285 billion of that amount came from an increase in Banco Mercantil's volume of operations, and Bs. 2.600 billion was contributed by Commercebank.

Operations in the Venezuelan market during the third quarter were influenced by a 1220 basis point increase in lending rates (as compared with the same period of last year), based on the average lending rate for the country's six largest banks, published by the Central Bank of Venezuela (see Annex IV).

Commercebank's growth of interest income reflects a 56.8% expansion of its financial assets compared with the third quarter of 2000. This growth offset a decline of lending rates in the United States financial market, on the order of 409 basis points.

<u>Interest Expense</u>
MSF's Interest Expense in the third quarter of 2001 was Bs. 3.991 billion (12.0%) higher than in the comparable period of 2000. Banco Mercantil's operations in Venezuela generated a Bs. 5.155 billion increase, which was partly offset by a Bs. 899 million reduction at Commercebank.

Operations in the Venezuelan market were subject to a 540 basis point rise in deposit rates as between the third quarters of 2000 and 2001, according to the average per annum interest rate paid by the country's six largest banks for time deposits, published by the Central Bank of Venezuela (see Annex IV).



Commercebank's 9.8% reduction of interest expense stemmed from the aforementioned decline of rates in the U.S. market, and occurred in spite of a 71.2% growth of its financial liabilities.

FEES AND INCOME FROM SERVICES

The Bs. 8.086 billion (54.4%) growth of Fees and Income from Services basically reflects higher volume and revision of fees for some of Banco Mercantil's services, as well as an 86.2% increase in commissions for trust management, stemming a 71.9% expansion in the volume of assets managed, as compared with the third quarter of 2000.

OTHER OPERATING INCOME (EXPENSES), NET

Other Operating Income (Expenses), Net was Bs. 3.255 billion (30.0%) higher than in the third quarter of 2000, mainly for the following reasons:

- A Bs. 6.321 billion growth of Equity in Other Affiliated Companies, produced for the most part by a major reduction in operating losses from the TODO1 Internet project. This item also includes an additional Bs. 776 million of income from equity in the earnings of the Servicios Empresariales – SERMECA company, the leader in the Venezuelan consumption ticket market and 43% owned by the subsidiary Mercantil Inversiones y Valores.
- Bs. 2.153 billion of higher earnings from foreign currency position, stemming from the bolivar's faster depreciation against the U.S. dollar as compared with the third quarter of 2000.
- A Bs. 799 million reduction of Income from Sale of Properties, caused mainly by a Bs. 809 million drop in proceeds of real estate sales, which include a Bs. 3.118 billion gain from the sale of the Los Cortijos Operations Center in the third quarter of 2000. As of September 30, 2001 this item includes Bs. 2.309 billion from the sale of the building that had served as Interbank's headquarters.
- A Bs. 3.721 billion reduction of Earnings on Sales of Investments, related mainly to Venezuelan National Public Bonds, as a result of rising interest rates in Venezuela.

OPERATING EXPENSES

The Bs. 26.631 billion growth of Operating Expenses as compared to the third quarter of 2000 was brought about mainly by: a) a Bs. 7.612 billion increase in personnel expenses, reflecting the annual salary adjustment policy and the minimum wage increase decreed by the National Government in Venezuela; b) a slight (Bs. 2.092 billion) rise in occupation expenses, due mainly to goodwill expenses stemming from Interbank's acquisition in September 2000; and c) Bs. 8.768 billion in extraordinary expenses to create provisions for other assets and interests receivable.



SUMMARY OF BALANCE SHEET

	09-30-01 US$ (1)	09-30-01	06-31-01	09-30-00	Variation vs. previous quarter: September 2001 vs June 2001 Increase (decrease)	% of change
		Bolivars (Million, except percentage)				
Total Assets	6,575	4,878,411	4,757,657	4,229,790	120,754	2.5%
Investment in Securities	1,420	1,053,747	1,065,572	821,441	(11,825)	(1.1)%
Loan Portfolio, Net	3,144	2,332,935	2,301,743	2,069,248	31,192	1.4%
Properties and Equipment	283	210,293	214,815	251,587	(4,522)	(2.1)%
Other Assets						
Deposits	5,078	3,767,685	3,642,443	3,164,514	125,242	3.4%
Shareholder's Equity	799	592,632	584,580	563,794	8,052	1.4%
Assets in Trust	2,674	1,983,828	1,854,339	1,393,835	129,489	7.0%
Investment Assigned Through Liquid Assets Accounts and Participations	444	329,153	332,557	331,340	(3,404)	(1.0)%
Housing Mutual Fund	343	254,697	239,685	94,639	15,012	6.3%
Assets Under Management	192	142,252	165,363	93,561	(23,111)	(14.0)%

(1) Exchange rate: Bs./US$ 742

INVESTMENTS IN SECURITIES, LOAN PORTFOLIO AND DEPOSITS

The growth of these Balance Sheet items in the third quarter was modest in comparison to the preceding quarter, due to the Venezuelan financial system's meager growth in the period (total assets gained 0.2%, vs. 2.5% for MSF; credit portfolio advanced 2.1%, vs. 1.7% for MSF; and deposits declined 0.6%, vs. a 3.4% growth for MSF). MSF did better than the Venezuelan financial system as a whole because of the strong growth reported by its overseas subsidiary Commercebank. Portfolio quality remained highly favorable, at levels which outperformed the Venezuelan financial system (a 5.8% ratio of loans overdue and in litigation to gross portfolio, vs. 4.3% for Banco Mercantil and 3.4% for MSF).



Investment in securities
(At September 2001, excludes investment assigned through liquid assets accounts and participatios)



2.6%
42.0%
17.7%
2.8%
34.9%



- Securities - Venezuelan Government
- Securities - USA Government
- Securities - Venezuelan Companies
- Securities - Foreign Companies, mainly USA
- Shares Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

Loan Portfolio by type of Security
(At September 2001)



40.1%
15.9%
13.0%
31.0%

Personal guarantee ▪ Personal property ▪ Real estate ▪ Unsecured



CORPORATE EVENTS

Public Offering of Unsecured Notes

MSF placed Bs. 45 billion of bearer unsecured notes on the market in October, with maturities in two and three years and paying variable interest according to market trends. This issue was approved at the Regular General Shareholders' Meeting held on March 26, 2001. Most of the funds raised through these issues will be used to partially exercise the purchase option over preferred shares issued by Banco Mercantil, C.A. (Banco Universal). **An issue with a two-year maturity** was offered in four series of Bs. 5 billion each (totaling Bs. 20 billion). It will pay a weighted average interest rate amounting to 90.5% of the MLR (Market Lending Rate) published by the Central Bank of Venezuela. Another **issue with a three-year maturity** was placed, in five series of Bs. 5 billion each (totaling Bs. 25 billion). It will have a weighted average yield of 94.8% of the MLR. Both issues were successfully placed in the domestic market.

Stock Repurchase Program

The fourth phase of the program for repurchase of Mercantil Servicios Financieros stock was approved at the September 26, 2001 General Shareholders' Meeting. The maximum price was set at Bs. 2,600 per share and the repurchases are to be made in accordance with market and company's conditions. This phase will last six months and calls for the acquisition of up to 15% of the subscribed and paid capital, including the 6% acquired in Phases I, II, and III, in which a total of 23,021,303 shares had been repurchased by September 30, 2001.

Bilateral Commitment to Purchase Seguros Orinoco

Mercantil Servicios Financieros and representatives of the majority shareholders of Seguros Orinoco signed a bilateral purchase commitment whereby Mercantil Servicios Financieros will acquire at least 75% of Seguros Orinoco's shares (100% of this company is worth US$ 50 million). This acquisition will strengthen Seguros Mercantil's position, giving the new entity a combined market share of 10%. The deal is still subject to completion of the due diligence procedures and approval by the Superintendency of Insurance.

Awards

The prestigious *Global Finance* magazine named Banco Mercantil as the Best Internet Bank in Venezuela. It also chose Banco Mercantil as the Best Bank in Venezuela.

The Banker, a publication of the Financial Times group, honored Banco Mercantil as the Best Bank in Venezuela for 2001.

Proposals to be Taken Up at a Special Shareholders Meeting

Mercantil Servicios Financieros' Board of Directors decided to call a Special Shareholders Meeting on November 13, 2001, to discuss the following proposals:

- Payment of an extraordinary cash dividend at the rate of Bs. 18.00 per Class A and Class B common share, to be paid on November 23, 2001 to the shareholders of record as of November 21, 2001.
- An increase of the ordinary dividend for the first quarter of 2002, to Bs. 7.00 per outstanding Class A and B common share, instead of the originally approved Bs. 5.00 per outstanding Class A and B common share. The date of payment was unchanged.
- An increase of Mercantil Servicios Financieros' authorized capital, to comply with requirements of the Capital Market Act.

Stock Dividend

Mercantil Servicios Financieros' Board of Directors resolved to increase the company's subscribed and paid-up capital by as much as Bs. 3,587,518,680, through an issue of up to 13,028,426 new Class A common shares and up to 10,888,365 Class B new common shares. They will distributed as a dividend to the shareholders at the rate of one new Class A or B common share for each 15 Class A or B common shares owned at a subsequent date to be announced once the new stock issue has been approved by the National Securities Commission. This dividend will be paid prior to December 31, 2001.

Redemption of Repurchased Shares

Mercantil Servicios Financieros' Board of Directors resolved to redeem 8,042,632 Class A common shares and 6,735,347 Class B common shares, which are among the shares acquired in the first two phases of the Repurchase Program under way since May 2000 and which have been held as Repurchased Shares until now. Their redemption will result in a reduction of the Company's capital by Bs. 2,216,696,850.00, which will have no additional effect on MSF's equity because the Repurchased Shares are shown as reducing equity.



MERCANTIL SERVICIOS FINANCIEROS C.A.
CONSOLIDATED BALANCE SHEET

UNAUDITED FIGURES

(Million)

	US$ (1)	Bolivars, except percentages			
				Increase (decrease)	
ASSETS	09-30-01	09-30-01	09-30-00	Bolivars	%
CASH	1,157	858,726	734,885	123,841	16.9%
INTEREST EARNING DEPOSITS IN OTHER BANKS	52	38,864	80,734	(41,870)	(51.9)%
INVESTMENT IN SECURITIES (2 and 3)	1,420	1,053,747	821,441	232,306	28.3%
LOAN PORTFOLIO, NET (4)	3,144	2,332,935	2,069,248	263,687	12.7%
INTEREST RECEIVABLE, NET	77	57,499	49,935	7,564	15.1%
INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	13	9,959	4,669	5,290	113.3%
PROPERTIES AND EQUIPMENT	283	210,293	251,587	(41,294)	(16.4)%
OTHER ASSETS	426	316,388	217,291	99,097	45.6%
TOTAL ASSETS	6,575	4,878,411	4,229,790	648,621	15.3%

(1) Exchange rate: Bs./US$ 742

(2) Net of investments assigned through liquid assets accounts and participatios of Bs.329,153 billion at September 30, 2001 and Bs. 331,340 million at September 30, 2000

(3) Excludes Housing Policy Law Assets in Trust of Bs.12,816 billion at September 30, 2000

(4) Excludes Housing Policy Law Loans of Bs.80,788 billion at September 30, 2000



MERCANTIL SERVICIOS FINANCIEROS C.A.
CONSOLIDATED BALANCE SHEET

UNAUDITED FIGURES

	US$ (1)	(Million) Bolivars, except percentages			
				Increase (decrease)	
LIABILITIES AND SHAREHOLDERS´EQUITY	09-30-01	09-30-01	09-30-00	Bolivars	%
LIABILITIES					
DEPOSITS					
Non-interest Bearing Demand Deposits	1,171	869,106	796,221	72,885	9.2%
Interest Bearing Demand Deposits	1,458	1,081,895	749,222	332,673	44.4%
Savings Deposits	954	707,972	606,766	101,206	16.7%
Time Deposits	1,494	1,108,712	1,012,305	96,407	9.5%
	5,078	3,767,685	3,164,514	603,171	19.1%
BORROWINGS					
Interbank Borrowings	14	10,305	0	10,305	100.0%
Loans from Financial Institutions Abroad	157	116,622	175,292	(58,670)	(33.5)%
Special Financing Programs	21	15,775	13,252	2,523	19.0%
Mortgage and Other	1	492	6,504	(6,012)	(92.4)%
	193	143,194	195,048	(51,854)	(26.6)%
INVESTMENTS SOLD UNDER AGREEMENTS TO REPURCHASE	13	9,505	9,637	(132)	(1.4)%
OTHER LIABILITIES	356	264,049	254,004	10,045	4.0%
SUBORDINATED DEBENTURES	64	47,488	37,964	9,524	25.1%
TOTAL LIABILITIES	5,703	4,231,921	3,661,167	570,754	15.6%
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	73	53,858	4,829	49,029	1015.3%
SHAREHOLDERS' EQUITY					
Capital Stock	77	57,291	52,257	5,034	9.6%
Capital Inflation Adjustment	258	191,709	191,709	0	0.0%
Paid-in Surplus	90	67,143	72,177	(5,034)	(7.0)%
Legal Reserve	216	160,256	152,753	7,503	4.9%
Capital Surplus	0	0	1,523	(1,523)	100.0%
Cumulative Translation Adjustment	(4)	(3,002)	(11,655)	8,653	(74.2)%
Retained Earnings	197	146,170	110,187	35,983	32.7%
Shares of the MSF Held by Subsidiaries	(38)	(28,327)	(10,967)	(17,360)	158.3%
Gains on Investments Available for Sale	2	1,392	5,810	(4,418)	(76.0)%
SHAREHOLDERS' EQUITY	799	592,632	563,794	28,838	5.1%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,575	4,878,411	4,229,790	648,621	15.3%

(1) Exchange rate: Bs./US$ 742



MERCANTIL SERVICIOS FINANCIEROS C.A.
CONSOLIDATED STATEMENT OF INCOME

UNAUDITED FIGURES

	(Million of Bolivars, except percentages)			
	Quarter ended on		Increase (decrease)	
	09-30-01	09-30-00	Bolivars	%
INTEREST INCOME:				
Interest on Loans Portfolio	112,994	93,543	19,451	20.8%
Interest on Investments	26,987	15,882	11,105	69.9%
Interest on Deposits	3,649	4,719	(1,070)	(22.7)%
Total Interest Income	143,630	114,144	29,486	25.8%
INTEREST EXPENSE:				
Demand and Savings Deposits	10,268	10,952	(684)	(6.2)%
Time Deposits	21,155	16,475	4,680	28.4%
Borrowings	5,902	5,907	(5)	(0.1)%
Total Interest Expense	37,325	33,334	3,991	12.0%
FINANCIAL MARGIN BEFORE PROVISIONS	106,305	80,810	25,495	13.9%
Provision for Loan Losses	10,349	7,372	2,977	40.4%
FINANCIAL MARGIN NET	95,956	73,438	22,518	30.7%
FEES AND INCOME FROM SERVICES:				
Trust and Fiduciary Operations	3,247	1,744	1,503	86.2%
Operations in Foreign Currency	1,661	1,217	444	36.5%
Commissions on Customer Account Transactions	8,587	5,674	2,913	51.3%
Letters of Credit and Guarantee Fees	1,218	794	424	53.4%
Commisions on loans granted with Housing Policy law Savings	8,225	5,423	2,802	51.7%
	22,938	14,852	8,086	54.4%
OTHER OPERATING INCOME (EXPENSES), NET:				
Equity in Net Earnings of Other Affiliates	1,016	(5,305)	6,321	(119.2)%
Foreign Exchange Gains, Net	4,268	2,115	2,153	101.8%
Real Estate Operations	3,112	3,911	(799)	(20.4)%
Gain on Sales of Investments	(105)	3,616	(3,721)	(102.9)%
Recoveries on Loans Written Off	1,622	1,097	525	47.9%
Other Income, Net	4,198	5,422	(1,224)	(22.6)%
	14,111	10,856	3,255	30.0%
INSURANCE ACTIVITY PREMIUMS, NET OF CLAIMS				
Primiums	12,932	9,759	3,173	32.5%
Provision for claims	(531)	(771)	240	(31.1)%
Claims incurred	(12,184)	(9,777)	(2,407)	24.6%
	217	(789)	1,006	(127.5)%
OPERATING EXPENSES:				
Salaries and employee benefits	45,899	38,288	7,611	19.9%
Occupancy expenses	25,319	23,227	2,092	9.0%
Fees paid to regulatory agencies	3,053	1,462	1,591	108.8%
Other operating expenses	43,319	27,982	15,337	54.8%
	117,590	90,959	26,631	29.3%
INCOME BEFORE TAXES AND MINORITARY INTEREST IN CONSOLIDATED SUBSIDIARIES	15,632	7,398	8,234	111.3%
Income taxes:				
Current	(5,173)	(4,746)	(427)	9.0%
Deferred	591	630	(39)	(6.2)%
INCOME BEFORE MINORITARY INTEREST IN CONSOLIDATED SUBSIDIARIES	11,050	3,282	7,768	236.7%
Minority interest	(35)	(681)	646	(94.9)%
NET INCOME	11,015	2,601	8,414	323.5%
NET INCOME IN US$ (1)	15	4	11	294.0%

(1) Exchange rate: Bs./US$ 742 at 09-30-2001 and Bs./US$ 690.25 at 09-30-2000



BREAKDOWN OF THE LOAN PORTFOLIO

ANNEX I

By Situation

	09-30-01	06-30-01	09-30-00	09-30-2001 vs 06-30-2001	09-30-2001 vs 09-30-2000
	In million of bolivars			% of change	
Current	2,325,183	2,313,494	2,069,489	0.5%	12.4%
Restructured	57,663	40,882	25,205	41.1%	128.8%
Past Due	66,814	54,436	64,769	22.7%	3.2%
In Litigation	16,793	17,059	19,923	(1.6)%	(15.7)%
Gross Loan Portfolio	2,466,453	2,425,871	2,179,386	1.7%	13.2%
Allowance for Loan Losses	(133,518)	(124,128)	(110,138)	7.6%	21.2%
Total Loan Portfolio	2,332,935	2,301,743	2,069,248	1.4%	12.7%

By Economic Activity

	09-30-01		06-30-01		09-30-00	
	(In million of Bolivars, except percentages)					
Commercial	783,739	31.8%	804,113	33.1%	577,416	26.5%
Trade finance	406,649	16.5%	411,602	17.0%	368,297	16.9%
Residential mortgage	149,112	6.0%	143,823	5.9%	218,592	10.0%
Industrial	206,746	8.4%	231,883	9.6%	192,413	8.8%
Construction	270,293	11.0%	225,418	9.3%	185,020	8.5%
Consumer	182,631	7.4%	151,467	6.2%	181,159	8.3%
Services	141,977	5.8%	144,222	5.9%	144,127	6.6%
Agricultural	148,709	6.0%	137,624	5.7%	130,776	6.0%
Vehicles	83,691	3.4%	81,292	3.4%	82,691	3.8%
Other	92,906	3.7%	94,427	3.9%	98,895	4.6%
	2,466,453	100.0%	2,425,871	100.0%	2,179,386	100.0%

By Type of Risk

(Classified following the definitions and regulations of the Venezuelan Superintendency of Banks)

	09-30-01		06-30-01		09-30-00	
	(In million of Bolivars, except percentages)					
Nomal risk	2,169,656	88.0%	2,125,319	87.6%	1,888,911	86.7%
Potential risk	88,320	3.6%	99,053	4.1%	124,408	5.7%
Real risk	134,323	5.4%	136,433	5.6%	111,954	5.1%
High risk	65,216	2.6%	54,697	2.3%	40,762	1.9%
Uncollectible	8,938	0.4%	10,369	0.4%	13,351	0.6%
	2,466,453	100.0%	2,425,871	100.0%	2,179,386	100.0%

By Geographical Location of the Debtor

	09-30-01		06-30-01		09-30-00	
	(In million of Bolivars, except percentages)					
Venezuela	1,555,112	63.1%	1,553,913	64.1%	1,417,611	65.0%
United states of America	526,004	21.3%	463,318	19.1%	335,784	15.4%
Brazil	108,137	4.4%	115,235	4.8%	99,379	4.6%
Colombia	25,664	1.0%	30,048	1.2%	55,967	2.6%
Mexico	110,566	4.5%	115,513	4.8%	92,413	4.2%
Peru	42,994	1.7%	39,301	1.6%	35,840	1.6%
Cayman Island	10,239	0.4%	30,197	1.2%	33,653	1.5%
Dominican Republic	29,295	1.2%	19,568	0.8%	30,059	1.4%
Argentina	2,547	0.1%	18,734	0.7%	35,456	1.6%
Other countries	55,895	2.3%	40,044	1.7%	43,224	2.1%
	2,466,453	100.0%	2,425,871	100.0%	2,179,386	100.0%

By Maturity

	09-30-01		06-30-01		09-30-00	
	(In million of Bolivars, except percentages)					
Up to six months	1,515,760	61.5%	1,508,328	62.2%	1,250,796	57.4%
Six months to one year	202,188	8.2%	184,007	7.6%	195,387	9.0%
One to two years	109,576	4.4%	105,595	4.4%	140,164	6.4%
Two to three years	121,605	4.9%	121,484	5.0%	101,420	4.7%
Three to four years	112,325	4.6%	97,746	4.0%	87,576	4.0%
Four to five years	99,984	4.1%	98,468	4.1%	64,288	2.9%
Over five years	305,015	12.3%	310,243	12.7%	339,755	15.6%
	2,466,453	100.0%	2,425,871	100.0%	2,179,386	100.0%



ANNEX II

BANCO MERCANTIL, C.A. - BANCO UNIVERSAL
(According to rules issued by CNV) (1)

UNAUDITED CONSOLIDATED FIGURES

SUMMARY BALANCE SHEET	US$ (2)	Bolivars, except percentages			
				Increase (decrease)	
	09-30-01	09-30-01	09-30-00	Bolivars	%
			(Million)		
ASSETS					
Cash	916	679,434	665,424	14,010	2.1%
Investments Securities	486	360,618	415,041	(54,423)	(13.1)%
Loan Portfolio	2,019	1,498,442	1,438,079	60,363	4.2%
Properties and Equipment and Other	685	508,206	438,504	69,702	15.9%
TOTAL ASSETS	4,106	3,046,700	2,957,048	89,652	3.0%
LIABILITIES AND SHAREHOLDERS'EQUITY					
Deposits	3,084	2,288,428	2,207,058	81,370	3.7%
Borrowings and Other Liabilities	441	327,298	344,456	(17,158)	(5.0)%
TOTAL LIABILITIES	3,525	2,615,726	2,551,514	64,212	2.5%
SHAREHOLDERS' EQUITY	581	430,974	405,534	25,440	6.3%
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	4,106	3,046,700	2,957,048	89,652	3.0%

SUMMARY STATEMENT OF INCOME	Quarter ended on		Increase (decrease)	
	09-30-01	09-30-00	Bolivars	%
		(Million of Bolivars, except percentages)		
Interest Income	117,916	95,631	22,285	23.3%
Interest Expense	27,589	22,434	5,155	23.0%
Financial Margin before Provisions	90,327	73,197	17,130	23.4%
Provision for Loan Losses	7,936	4,732	3,204	67.7%
Financial Margin Net	82,391	68,465	13,926	20.3%
Fees and Income from Services	19,279	7,046	12,233	173.6%
Other Operating Income (Expenses), Net	8,929	13,391	(4,462)	(33.3)%
Operating Expenses	100,633	80,780	19,853	24.6%
Income before Taxes	9,966	8,122	1,844	22.7%
Taxes	2,059	6,284	(4,225)	(67.2)%
NET INCOME	7,907	1,838	6,069	330.2%
NET INCOME IN US$ (2)	**11**	**3**	**8**	**328%**

(1) These financial statements are presented according to CNV rules (see page 2), reflecting Banco Mercantil's contribution to MSF's Results

(2) Exchange rate: Bs./US$ 742 at 09-30-2001and Bs./US$ 690.25 at 09-30-2000

Banco Mercantil Ratios (3)	System average	Quarter ended on 09-30-01	09-30-00
Financial margin / Average assets	17.42%	19.79%	18.69%
Return on average assets (ROA) (4)	2.71%	1.88%	3.98%
Return on average equity (ROE) (4)	18.37%	15.34%	34.16%
Non performing loans / Gross loans	5.80%	4.29%	3.76%
Allowance for loan losses / Non performing loans	120.80%	156.19%	146.32%
Allowance for loan losses / Gross loans	7.01%	6.69%	5.51%
Operating expenses as a percentage of average total income	32.74%	36.39%	32.26%
Operating expenses as a percentage of average total assets (4)	5.19%	5.97%	5.93%

(3) Consolidanting only its agencies and subsidiary abroad for the purpose of its comparison with available ratios of the Venezuelan Banking System.

(4) Annualized

RECONCILIATION OF HISTORIC PROFIT WITH CONTRIBUTION TO MSF's FINANCIAL RESULTS

	Quarter ended on 09-30-01	09-30-00
	(Million of Bolivars)	
Historical profit (5)	13,976	22,556
Effect of inflation adjustment on historical profit on sale of real estate		(14,348)
Additional depreciation and amortization expenses for effects of inflation adjustment through 1999 (see page 2)	(3,122)	(6,370)
Dividends and foreign exchange adjustments on preferred shares	(2,947)	0
CONTRIBUTION TO MSF's FINANCIAL RESULTS	7,907	1,838

(5) Considering criteria of the Superintendency of Banks in Venezuela



COMMERCEBANK HOLDING CORPORATION
CONSOLIDATED BALANCE SHEET
(According to rules issued by CNV)
UNAUDITED CONSOLIDATED FIGURES

SUMMARY BALANCE SHEET	US$ (1)	Bolivars, except percentages		Increase (decrease)	
	09-30-01	09-30-01	09-30-00	Bolivars	%
			(Million)		
ASSETS					
Cash	191	141,913	33,337	108,576	325.7%
Investments Securities	857	635,728	376,989	258,739	68.6%
Loan Portfolio	1,038	770,398	579,337	191,061	33.0%
Properties and Equipment and Other	53	39,680	35,047	4,633	13.2%
TOTAL ASSETS	2,139	1,587,719	1,024,710	563,009	54.9%
LIABILITIES AND SHAREHOLDERS'EQUITY					
Deposits	1,866	1,384,363	868,773	515,590	59.3%
Borrowings and Other Liabilities	99	73,251	64,190	9,061	14.1%
Subordinated Debentures	64	47,488	37,964	9,524	25.1%
TOTAL LIABILITIES	2,029	1,505,102	970,927	534,175	55.0%
SHAREHOLDERS' EQUITY	111	82,617	53,783	28,834	53.6%
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	2,140	1,587,719	1,024,710	563,009	54.9%

SUMMARY STATEMENT OF INCOME	Quarter ended on		Increase (decrease)	
	09-30-01	09-30-00	Bolivars	%
	(Million of Bolivars, except percentages)			
Interest Income	22,005	19,405	2,600	13.4%
Interest Expense	8,254	9,153	(899)	(9.8)%
Financial Margin before Provisions	13,751	10,252	3,499	34.1%
Provision for Loan Losses	2,203	2,059	144	7.0%
Financial Margin Net	11,548	8,193	3,355	40.9%
Fees and Income from Services and Others	2,337	1,849	488	26.4%
Operating Expenses	7,842	5,884	1,958	33.3%
Income before Taxes	6,043	4,158	1,885	45.3%
Taxes	2,303	1,608	695	43.2%
NET INCOME	3,740	2,550	1,190	46.7%
NET INCOME IN US$ (1)	**5**	**3**	**2**	**47%**

(1) Exchange rate: Bs./US$ 742

Ratios Commercebank Holding Corporation	Quarter 09-30-2001	System USA Local Peer	System USA Florida (3)
Financial margin / Average assets	4.30%	3.69%	4.22%
Return on average assets (ROA) (2)	1.12%	0.62%	0.59%
Return on average equity (ROE) (2)	12.43%	6.01%	7.25%
Non performing loans / Gross loans	1.09%	1.46%	0.73%
Allowance for loan losses / Non performing loans	127.50%	295.00%	152.00%
Allowance for loan losses / Gross loans	2.13%	1.70%	1.42%
Operating expenses as a percentage of average total assets (2)	2.09%	2.79%	3.78%

(2) Annualized
(3) Based on june 2001 figures



ANNEX III

Summary of Financial Ratios

	Quarter ended on	
	09-30-01	09-30-00
Net income in million of Bolivars	**11,015**	**2,601**
Per share data:		
Class "A" share:		
Number of shares outstanding	195,507,004	205,459,732
Price in Bs.	1,090	674
Average daily volume (# of Shares)	48,814	58,739
Price / Book value per share	0.67	0.45
Price / Earnings per share	35.78	98.11
Class "B" share:		
Number of shares outstanding	163,413,672	170,719,119
Price in Bs.	890	591
Average daily volume (# of Shares)	77,437	108,101
Price / Book value per share	0.54	0.40
Price / Earnings per share	29.22	86.03
Book value per share in Bs. (Equity / # of shares outstanding) **(1)**	1,638.99	1,489.21
Earnings per share in Bs. **(1)**	30.46	6.87
Market Capitalization in million of Bs.	358,541	239,375
Market Capitalization in million of US$	483	347
Profitability Ratios:		
Financial margin / Average interest earning assets	12.21%	11.80%
Fee income as a percentage of total income	15.98%	14.05%
Return on average assets (ROA) **(2)**	0.91%	0.27%
Return on average equity (ROE) **(2)**	7.49%	1.84%
Efficiency Ratios:		
Operating expenses / Total income	81.90%	86.03%
Operating expenses / Average assets average **(2)**	9.76%	9.47%
Liquidity Ratios:		
Cash / Deposits	22.79%	23.22%
Cash, interest earning deposits in other banks and investments securities / Deposits	51.79%	51.73%
Asset Quality Ratios:		
Non performing loans/ Gross loans	3.39%	3.89%
Allowance for loan losses / Non performing loans	159.70%	130.05%
Allowance for loan losses / Gross loans	5.41%	5.05%
Other:		
Number of branches **(3)**	358	403
Number of employees **(4)**	8,326	8,541
Number of ATM **(5)**	754	738
Number of points of sale (POS)	10,782	9,274
Capital Adequacy Ratios:		
Shareholders'equity / Total assets	12.15%	13.33%
BIS **(6)**		
Risk based capital	19.13%	22.38%
Core capital	14.96%	19.65%
SUDEBAN **(7)**		
Risk based capital	14.15%	15.92%
Core capital	12.56%	15.43%

(1) Based on the weighted-average number of shares 361,583,612 in 09-30-2001 and 378,586,159 in 09-30-2000

(2) Annualized

(3) Of the total, 337 in September 2001 and 286 in September 2000 belong to MSF in Venezuela and 96 belong to Interbak in Venezuela

(4) Of the total, 7,779 in September 2001 and 6,187 in Septemeber 2000 belong to MSF in Venezuela and 1,789 belong to Interbank in Venezuela

(5) Of the total, 745 in September 2001 and 655 in September 2000 belogn to MSF in Venezuela and 74 belong to Interbank in Venezuela

(6) According to Basle guidelines

(7) Considering criteria contented in Resolution N° 090/95 of the Superintendency of Banks in Venezuela



ANNEX IV

Venezuela's Principal Indicators

	YEARS		QUARTERS								
	1999	2000	III 99	IV 99	I 00	II 00	III 00	IV 00	I 01	II 01	III 01
Gross Domestic Product (Percentage Variation) (1)											
Consolidated	**-6.1**	**3.2**	-4.3	-4.1	1.0	2.7	2.9	6.1	3.8	2.9	N.A.
Oil activities	**-7.4**	**3.4**	-7.3	-11.0	-0.6	0.6	4.5	9.3	3	-2.3	N.A.
Non oil activities	**-5.4**	**2.7**	-3.6	-1.5	1.0	2.9	2.3	4.5	4.1	4.8	N.A.
Consumer Inflation (%) (2)	**20.0**	**13.4**	16.9	20.7	12.7	15.6	15.0	10.5	9.0	15.5	14.3
Unemployment (%) (3)	**14.5**	**13.2**	15.4	13.5	15.3	14.0	14.1	12.1	14.2	13.3	N.A.
Monetary Liquidity (percentage variation) (1)	**20.0**	**27.8**	17.9	20.0	23.9	24.0	26.4	27.8	22.0	15.0	N.A.
End - of - Period Interest Rates (%) (4)											
Six Largest Commercial and Universal Banks											
Lending	**31.9**	**23.9**	28.7	28.1	25.1	26.2	23.7	22.0	21.1	23.4	35.9
Saving deposits	**7.1**	**3.3**	4.8	4.8	3.6	3.2	3.0	2.8	2.8	2.2	2.1
90 time deposits	**18.9**	**14.8**	13.5	17.3	14.4	16.4	14.0	13.5	11.3	13.6	19.4
Exchange Rate											
End of period (Bs/US$)	**648.3**	**699.8**	628.0	648.3	670.0	682.0	690.8	699.8	707.8	718.8	743
Depreciation (%) (2)	**14.8**	**7.9**	15.3	13.5	14.1	7.4	5.2	5.3	4.7	6.3629	14.162
External Sector (million of US$)											
Trade Balance (5)	**7,606**	**17,965**	2,250	2,869	4,387	4,001	4,291	5,286	3,343	2641	N.A.
Oil Exports	**14,101**	**28,716**	4,919	5,393	6,500	6,864	7,276	8,076	6,028	5805	N.A.
Non-Oil Exports	**3,193**	**5,322**	1,072	1,159	1,233	1,318	1,264	1,507	1,269	1306	N.A.
Imports	**10,566**	**16,073**	3,741	3,683	3,346	4,181	4,249	4,297	3,954	4470	N.A.
International Reserves Central Bank (million of US$)	**15,164**	**15,883**	13,989	15,164	14,419	15,094	16,545	15,883	14,865	13,425	12,009
FIEM	**215**	**4,588**	-	215	1,706	2,275	2,898	4,588	6,036	6,567	7,081
Average Oil Export Price (US$/b)	**16.0**	**25.9**	18.4	21.8	25.4	25.4	27.1	25.9	21.9	22.42	N.A.
Central Government (billion of Bs) (6)											
Ordinary Revenue	**10,374**	**16,025**	2,888	3,183	3,212	3,199	3,337	4,915	3,652	4865	N.A.
Oil Revenue	**3,959**	**8,199**	1,330	1,680	1,474	1,539	1,748	3,245	1,682	2941	N.A.
Non-Oil Revenue	**6,415**	**7,826**	1,558	1,504	1,739	1,660	1,590	1,670	1,971	1924	N.A.
Ordinary Expending (7)	**11,971**	**17,405**	2,958	3,761	4,138	3,564	4,118	6,542	4,173	5119	N.A.

(1) Variation vs. same period of the previous year
(2) Annual figures, December - December. Annualized quarterly figures
(3) The annual figures correspond to the second half
(4) The annual figures are weighted averages
(5) The balance of Payments figures are from the Central Bank of Venezuela
(6) The annual figures come from the Central Bank Economic Reports, and quarterly figures from the Central Bank Monthly Bulletins. Inconsistencies between the annual and monthly figures stem from methodological differences
(7) No including amortization of public debt
N.A.: Non available
FIEM: Investment Fund for Macroeconomic Stabilization
Source: Central Bank of Venezuela (BCV), Central Office of Statistics and Information (OCEI), Ministry of Energy and Mines (MEM) and own calculations